Exhibit 99.2

Vitru Limited Unaudited interim condensed consolidated financial statements

September 30, 2020

Vitru Limited

Unaudited interim condensed consolidated statements of financial position at

(In thousands of Brazilian Reais)

		September 30,	December 31,
	Note	2020	2019
ASSETS

CURRENT ASSETS

Cash and cash equivalents	5	176,877	2,457
Short-term investments	5	565,848	72,321
Trade receivables	6	112,847	88,130
Income taxes recoverable	7	-	4,711
Prepaid expenses		9,472	8,938
Other current assets		3,113	1,858
		868,157	178,415

Assets classified as held for sale	8	-	36,433

TOTAL CURRENT ASSETS		868,157	214,848

NON-CURRENT ASSETS

Trade receivables	6	6,721	3,786
Indemnification assets		12,231	14,801
Deferred tax assets	7	46,652	37,146
Other non-current assets		2,791	1,359

Right-of-use assets	9	121,829	88,534
Property and equipment	10	96,285	70,033
Intangible assets	10	662,132	658,170

TOTAL NON-CURRENT ASSETS		948,641	873,829

TOTAL ASSETS		1,816,798	1,088,677

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Unaudited interim condensed consolidated statements of financial position at

(In thousands of Brazilian Reais)

		September 30,	December 31,
	Note	2020	2019
LIABILITIES

CURRENT LIABILITIES

Trade payables		27,371	29,978
Loans and financing	11	1,812	-
Lease liabilities	9	22,966	17,265
Labor and social obligations	12	43,912	16,784
Income taxes payable	7	6,308	-
Taxes payable		2,819	1,657
Prepayments from customers		9,335	3,186
Accounts payable from acquisition of subsidiaries	13	134,564	128,888
Other current liabilities		1,431	349
		250,518	198,107

Liabilities directly associated with assets classified as held for sale	8	-	23,284

TOTAL CURRENT LIABILITIES		250,518	221,391

NON-CURRENT LIABILITIES

Loans and financing	11	150,000	-
Lease liabilities	9	119,311	85,923
Share-based compensation	4	35,528	34,950
Accounts payable from acquisition of subsidiaries	13	261,323	250,652
Provisions for contingencies		17,926	18,403
Deferred tax liabilities	7	1,867	24,958
Other non-current liabilities		851	1,067

TOTAL NON-CURRENT LIABILITIES		586,806	415,953

TOTAL LIABILITIES		837,324	637,344

EQUITY	14

Share capital		6	548,380
Capital reserves		970,592	(1,248)
Revenue reserves		-	429
Accumulated profit (losses)		8,876	(96,228)

TOTAL EQUITY		979,474	451,333

TOTAL LIABILITIES AND EQUITY		1,816,798	1,088,677

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income for the three and nine months periods ended September 30

(In thousands of Brazilian Reais, except earnings per share)

		Three-month period ended September 30		Nine-month period ended September 30
	Note	2020	2019	2020	2019
NET REVENUE	18	126,142	109,409	382,792	343,869

Cost of services rendered	19	(58,861)	(56,248)	(164,897)	(161,400)

GROSS PROFIT		67,281	53,161	217,895	182,469

General and administrative expenses	19	(17,493)	(16,328)	(41,848)	(77,579)
Selling expenses	19	(17,525)	(19,478)	(67,572)	(67,236)
Net impairment losses on financial assets	6	(21,294)	(6,531)	(56,190)	(31,804)
Other income (expenses), net	20	863	(709)	2,536	(1,153)
Operating expenses		(55,449)	(43,046)	(163,074)	(177,772)

OPERATING PROFIT		11,832	10,115	54,821	4,697

Financial income	21	18,997	5,834	28,532	15,262
Financial expenses	21	(15,635)	(12,639)	(36,414)	(42,548)
Financial results		3,362	(6,805)	(7,882)	(27,286)

PROFIT (LOSS) BEFORE TAXES		15,194	3,310	46,939	(22,589)

Current income taxes	7	(2,894)	(2,192)	(22,512)	(10,784)
Deferred income taxes	7	(10,520)	2,923	29,738	12,320
Income taxes		(13,414)	731	7,226	1,536

NET INCOME (LOSS) FOR THE PERIOD		1,780	4,041	54,165	(21,053)

Other comprehensive income		-	-	-	-

TOTAL COMPREHENSIVE INCOME (LOSS)		1,780	4,041	54,165	(21,053)

Basic earnings (loss) per share (R$)	15	0.08	0.18	2.35	(0.91)
Diluted earnings (loss) per share (R$)	15	0.08	0.17	2.30	(0.91)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Unaudited interim condensed consolidated statements of changes in equity for the nine months periods ended September 30, 2020 and 2019

(In thousands of Brazilian Reais)

		Capital reserves
	Share	Capital	Treasury	Share-based	Revenue	Accumulated
	capital	Reserve	Shares	compensation	reserves	losses	Total
DECEMBER 31, 2018	546,509	-	-	2,523	429	(30,068)	519,393

Net loss for the period	-	-	-	-	-	(21,053)	(21,053)
Employee share program
Value of employee services	-	-	-	4,022	-	-	4,022
Issue of shares to employees	1,871	-	-	(1,844)	-	-	27
Share repurchase	-	-	(2,238)	2,238	-	-	-

SEPTEMBER 30, 2019	548,380	-	(2,238)	6,939	429	(51,121)	502,389

DECEMBER 31, 2019	548,380	-	(2,238)	990	429	(96,228)	451,333

Net income for the period	-	-	-	-	-	54,165	54,165
Corporate reorganization (Note 1.1)	(548,376)	496,618	2,238	(990)	(429)	50,939	-
Issuance of common shares in initial public offering (Note 1.1)	2	521,556	-	-	-	-	521,558
Share issuance costs (Note 1.1)	-	(47,582)	-	-	-	-	(47,582)

SEPTEMBER 30, 2020	6	970,592	-	-	-	8,876	979,474

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Unaudited interim condensed consolidated statements of cash flows for the nine months period ended September 30

(In thousands of Brazilian Reais)

	Note	2020	2019
Cash flows from operating activities
Income (loss) before taxes		46,939	(22,589)
Adjustments to reconcile income before taxes to cash provided by operating activities
Depreciation and amortization	9 / 10	37,403	46,054
Impairment of non-current assets		-	31,431
Net impairment losses on financial assets	6	56,190	31,804
Provision for revenue cancellation	6	(1,387)	(443)
Provision for contingencies		2,372	3,087
Accrued interest		17,072	29,131
Share-based compensation	4	578	3,797
Modification of lease contracts	9	(990)	-
Lease discounts	1.2	(1,609)	-
Changes in operating assets and liabilities:
Trade receivables		(63,138)	(60,686)
Prepayments		(362)	(782)
Other assets		(2,370)	(4,506)
Trade payables		(3,586)	4,468
Labor and social obligations		24,433	21,133
Other taxes payable		1,162	689
Prepayments from customers		6,037	622
Other payables		866	181

Cash from operations		119,610	83,391

Income tax paid		(13,487)	(9,582)
Interest paid	9 / 11	(13,733)	(9,131)
Contingencies paid		(386)	(1,253)

Net cash provided by operating activities		92,004	63,425

Cash flows from investing activities
Purchase of property and equipment	10	(22,067)	(23,229)
Purchase and capitalization of intangible assets	10	(24,311)	(9,812)
Acquisition of short-term investments, net		(490,928)	(24,563)

Net cash used in investing activities		(537,306)	(57,604)

Cash flows from financing activities
Payments of lease liabilities	9	(4,254)	(4,432)
Proceeds from loans and financing	11	150,000	-
Proceeds from initial public offering	1.1	521,558	-
Share issuance costs	1.1	(47,582)	-
Capital contributions	14	-	1,871

Share repurchase	14	-	(2,238)

Net cash provided by (used in) financing activities		619,722	(4,799)

Net increase in cash and cash equivalents		174,420	1,022

Cash and cash equivalents at the beginning of the period		2,457	2,375
Cash and cash equivalents at the end of the period		176,877	3,397
		174,420	1,022

See Note 22 for the main transactions in investing and financing activities not affecting cash.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements
September 30, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

1.	Corporate information

Vitru Limited (“Vitru”) and its subsidiaries (collectively, the “Company”) is a holding company incorporated under the laws of the Cayman Islands on March 05, 2020. Vitru became the parent company of Vitru Brasil Empreendimentos, Participações e Comércio S.A. (hereafter referred to as “Vitru Brazil”) formerly denominated Treviso Empreendimentos, Participações e Comércio S.A., through the completion of the corporate reorganization described below.

Until the contribution of Vitru Brazil shares to Vitru Limited, in September 2019, Vitru Limited had not commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, Vitru Limited’s consolidated financial information substantially reflects the operations of Vitru Brazil after the corporate reorganization.

The Company is principally engaged in providing educational services in Brazil, mainly undergraduate and continuing education courses, presentially through its eight campuses in two states, or via distance learning, through 784 (December 31, 2019 – 526) learning centers (“hubs”) across the country.

These unaudited interim condensed consolidated financial statements for the nine months period ended September 30, 2020 were authorized for issue by the Board of Directors on November 19, 2020.

1.1.	Corporate reorganization and initial public offering

On March 05, 2020, Vitru was incorporated in the Cayman Islands, for the purposes of its initial public offering (“IPO”).

On September 02, 2020, each of Vitru Brazil ́s shareholders had agreed to contribute their respective shares of Vitru Brazil to Vitru Limited, exchanging thirty-one common shares into one common share of Vitru Limited.

On September 17, 2020, Vitru Limited priced its initial public offering (“IPO”) of 6,000,000 Class A common shares, which began trading on the Nasdaq Global Select Market (“NASDAQ”) on September 18, 2020 under the ticker symbol “VTRU”. The initial offering price was US$ 16.00 per Class A common share.

On September 22, 2020, the share capital of Vitru Limited was increased by 6,000,000 Class A shares through the proceeds received as a result of the IPO of US$ 96,000 thousand (or R$ 521,558). The net proceeds from the IPO were US$ 90,672 thousand (or R$ 492,612), after deducting US$ 5,328 thousand (or R$ 28,946) in underwriting discounts and commissions and other offering expenses totaled US$ 3,430 thousand (or R$ 18,636). The share issuance costs totaled R$ 47,582.

1.2.	Significant events during the period

a)	Operating events

Seasonality:

The distance learning undergraduate courses are structured around separate monthly modules. This enables students to enroll in distance learning courses at any time during a semester. Despite this flexibility, generally a higher number of enrollments in distance learning courses occurs in the first and third quarters of each year. These periods coincide with the beginning of academic semesters in Brazil. Furthermore, there is a higher number of enrollments at the beginning of the first semester of each year than at the beginning of the second semester of each year. In order to attract and encourage potential new students to enroll in undergraduate courses later in the semester, the Group often offers discounts, generally equivalent to the number of months that have gone by in the semester. As a result, given revenue from semiannual contracts is recorded over the time in a semester, revenue is generally higher in the second and fourth quarters of each year, as additional students enroll in later on in the semester. Revenue is also higher later on in the semester due to lower dropout rates during that same period.

Recognition of tax losses and temporary differences (Note 7):

Given the continuous growth in Continuing Education activities for the last two years and recent changes to the structure of its operations, the Group reviewed previously unrecognized tax losses and temporary differences, determining that it is now probable that taxable profits will be available against which the tax losses can be utilized and temporary differences will be realized. Accordingly, a deferred tax asset of R$ 10,632 and a deferred tax liability of R$ 12,549 were recognized in 2020.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

Leases (Note 9):

With the opening of new hubs following the Group’s expansion strategy, new lease contracts were signed for the Group’s own hubs during the nine months period ended September 30, 2020. During this period, the Group has also concluded renegotiation of terms of a few lease contracts for the extension of lease period at reduced prices. Such new and amended lease contracts resulted in an increment of R$ 41,799 to both right-of-use assets and lease liabilities.

Loans and Financing (Note 11):

Seeking to guarantee the same rates and conditions that would be available in a scenario without the Coronavirus pandemic, on April 16, 2020, the Company entered into a loan agreement of R$ 150,000, with no financial covenants, anticipating a loan to settle the accounts payable from acquisition of subsidiaries due in December 2020.

b)	Coronavirus pandemic

The Group is closely monitoring the situation of the 2019 novel coronavirus, or Covid-19, and taking the necessary measures for the safety and well-being of its employees, students, associates and partners. The global impact from the pandemic has been rapidly evolving, and, as such, it poses material uncertainty and risk with respect to the Group´s future performance and financial results. In particular and in the interest of public health and safety, state and local governments in Brazil have imposed mandatory measures, which has resulted in the closure of on-campus learning facilities and hubs.

In response to the virus pandemic, the Group has efficiently implemented several measures aimed at safeguarding the health of its employees, students and hub partners and the stability of operations, including: (1) creating a crisis management committee and a financial committee to discuss the action plan for the Group to address the challenges posed by the Covid-19 pandemic; (2) temporarily replacing in-person weekly meetings at the hubs by online meetings between students and tutors across all units, as a result of which since March 30, 2020 all students have had real-time meetings with their tutors; (3) training teachers and tutors to support students pursuant to this new format; (4) remote support to deliver high-quality content to students and maintain high levels of engagement and a superior learning experience; (5) making no changes to the course schedule or syllabus; (6) putting in place remote emotional and psychological support to students and employees, provided by the Group´s psychology department; and (7) making home office available for all the employees.

As of September 30, 2020, there has been no material impact on the Group’s operations, as most of the Group’s services are already delivered remotely (Distance learning undergraduate courses and most of continuing education courses) or capable of being delivered remotely (some of Continuing education courses and On-campus undergraduate courses). In addition, based on preliminary information available until the approval of these unaudited interim condensed consolidated financial statements:

•	There was no relevant impact on revenue for the nine months period ended September 30, 2020, which was slightly below that expected for the period but presented growth of 11% when compared to the same period in prior year. Student defaults have remained within the expected levels and the engagement of students, compared to the same period in 2019, deteriorated very slightly.

•	Expected credit losses were revised considering estimated increases in financial defaults, which resulted in an increase of R$ 3,303 in allowance for estimated credit losses as of September 30, 2020.

•	The Group assessed the existence of potential impairment indicators and the possible impacts on the key assumptions and projections caused by the pandemic on the recoverability of long-lived assets (impairment tests) and concluded that no additional provision for impairment of long-lived assets needed to be recorded in the interim financial statements.

•	The Group has obtained rent concessions on lease contracts due to the temporary suspension of classes in the on-campus learning facilities and hubs caused by the mandatory school closures during the pandemic. A gain of R$ 1,609 was recognized as Other income (expenses), net, in the statement of profit or loss. Except for these concessions and the modification mentioned in Note 1.2.a above, there were no changes to contractual obligations regarding leased buildings and there were no changes in the expected useful life and residual amount of properties and equipment as a result of Covid-19.

•	No changes in the provision for contingencies against the Group were identified as a result of Covid-19.

•	As an incentive for the students to keep the payment of tuition fees up to the due date, the Group has granted an additional discount of 5% to all the students that paid their tuitions fees up to the due date in April and May 2020. The amounts of additional discounts granted was R$ 4,005.

•	The Group currently has sufficient working capital and other undrawn financing facilities to service its operating activities and ongoing investments.

•	The Group has also taken benefit of measures made available by the federal government as follows:

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

i.	Postponement of tax and social charges obligations due date: Certain federal taxes and social charges obligations in the total amount of R$ 10,805 that became due in the second quarter of 2020 have not been paid at their respective original maturity and will be paid until the end of the year, according to the schedule published by the government.

ii.	Emergency employment and income preservation benefit program: The Brazilian federal government offered the option of either reducing workload and salary payment for up to three months or suspending employment contracts for up to two months in exchange for the guarantee of maintaining employees after the suspension for the same period as the contract is effectively suspended. The Group has suspended 195 employment contracts from May to September 2020 and had a corresponding expense reduction of R$ 639. No workload reduction was necessary until September and it is not expected for next months while the measures are in effect.

Due to uncertainties regarding the dynamics of Covid-19 spread, its effects on the economic activities, on customers and suppliers and the measures to be adopted in Brazil, it is impossible to predict the impact the pandemic will have on the global economy, as well as on the Group’s business. The extent of the impact from Covid-19 on the Group’s operational and financial performance will depend on certain developments, including the duration and spread of pandemic and its impact on students, hub partners and employees, all of which are uncertain and cannot be presently predicted.

2.	Basis of preparation of the unaudited interim condensed consolidated financial statements

The unaudited interim condensed consolidated financial statements of the Group as of September 30, 2020 and for the nine months period ended September 30, 2020 have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). These financial statements do not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2019, prepared in accordance with International Financial Reporting Standards (“IFRS”).

The accounting policies adopted are consistent with those of the previous fiscal year and corresponding interim reporting period. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

There have been no changes since December 31, 2019 in the accounting practices adopted for consolidation and in the direct and indirect interests of the Company in its subsidiaries for the purposes of these unaudited interim condensed consolidated financial statements.

2.1.	Significant accounting estimates and assumptions

The preparation of unaudited interim condensed consolidated financial statements of the Group requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the reporting date. Actual results may differ from these estimates.

In preparing these unaudited interim condensed consolidated financial statements, the significant judgments and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set forth in the consolidated financial statements for the year ended December 31, 2019.

2.2.	Financial instruments risk management objectives and policies

The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual financial statements as of December 31, 2019. There have been no changes in the risk management department or in any risk management policies since the year-end.

3.	Segment reporting

Segment information is presented consistently with the internal reports provided to the Senior management team, consisting of the chief executive officer, the chief financial officer and other executives, and which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Group's operating segments, and making the Group’s strategic decisions.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements
September 30, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

In reviewing the operational performance of the Group and allocating resources, the CODM reviews selected items of the statement of profit or loss and of comprehensive income, based on relevant financial data for each of the Group’s operating segments, represented by the Group’s main lines of service from which it generates revenue, as follows:

• Distance learning undergraduate courses

• Continuing education courses

• On-campus undergraduate courses

Segment performance is primarily evaluated based on net revenue and on adjusted earnings before interest, tax, depreciation and amortization (Adjusted EBITDA). The Adjusted EBITDA is calculated as operating profit plus depreciation and amortization plus interest received on late payments of monthly tuition fees and adjusted by the elimination of effects from share-based compensation plus/minus exceptional expenses. General and administrative expenses (except for intangible assets’ amortization and impairment expenses), finance results (other than interest on tuition fees paid in arrears) and income taxes are managed on a Group’s consolidated basis and are not allocated to operating segments.

There were no inter-segment revenues in the nine months period ended September 30, 2020 and 2019. There were no adjustments or eliminations in the profit or loss between segments.

The CODM does not make strategic decisions or evaluate performance based on geographic regions. Currently, the Group operates solely in Brazil and all the assets, liabilities and results are allocated in Brazil.

a)	Measures of performance

Three months period ended September 30,	Distance learning undergraduate courses	Continuing education courses	On-campus undergraduate courses	Total allocated
2020
Net revenue	105,604	8,715	11,823	126,142
Adjusted EBITDA	37,225	5,702	4,889	47,816
% Adjusted EBITDA margin	35.25%	65.43%	41.35%	37.91%

2019
Net revenue	80,059	10,732	18,618	109,409
Adjusted EBITDA	33,183	6,801	5,694	45,678
% Adjusted EBITDA margin	41.45%	63.37%	30.58%	41.75%

Nine months period ended September 30,	Distance learning undergraduate courses	Continuing education courses	On-campus undergraduate courses	Total allocated
2020
Net revenue	309,331	29,995	43,466	382,792
Adjusted EBITDA	107,894	21,835	14,840	144,569
% Adjusted EBITDA margin	34.88%	72.80%	34.14%	37.77%

2019
Net revenue	250,884	33,688	59,297	343,869
Adjusted EBITDA	92,779	23,762	18,651	135,192
% Adjusted EBITDA margin	36.98%	70.54%	31.45%	39.31%

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements
September 30, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

The total of the reportable segments’ net revenues represents the Group’s net revenue. A reconciliation of the Group’s loss before taxes to the allocated Adjusted EBITDA is shown below:

	Three months period ended September 30,		Nine months period ended September 30,
	2020	2019	2020	2019
Income (loss) before taxes	15,194	3,310	46,939	(22,589)
(+) Financial result	(3,362)	6,805	7,882	27,286
(+) Depreciation and amortization	13,134	15,606	37,403	46,054
(+) Interest on tuition fees paid in arrears	4,983	2,658	12,221	6,578
(+) Impairment of non-current assets	-	-	-	31,431
(+) Share-based compensation plan	1,140	686	574	3,798
(+) Other income (expenses), net	(863)	709	(2,536)	1,153
(+) Restructuring expenses	2,227	2,128	5,121	4,269
(+) Other operating expenses unallocated	15,363	13,776	36,965	37,212
Adjusted EBITDA allocated to segments	47,816	45,678	144,569	135,192

b)	Other profit and loss disclosure

Three months period ended September 30,	Distance learning undergraduate courses	Continuing education courses	On-campus undergraduate courses	Unallocated	Total
2020
Net impairment losses on financial assets	18,086	716	2,493	-	21,295
Depreciation and amortization	9,388	563	2,340	843	13,134
Interest on tuition fees paid in arrears	3,719	178	1,086	-	4,983

2019
Net impairment losses on financial assets	3,509	1,228	1,794	-	6,531
Depreciation and amortization	9,672	927	3,527	1,425	15,551
Impairment of non-current assets	-	-	-	-	-
Interest on tuition fees paid in arrears	2,279	4	374	-	2,657

Nine months period ended September 30,	Distance learning undergraduate courses	Continuing education courses	On-campus undergraduate courses	Unallocated	Total
2020
Net impairment losses on financial assets	47,547	2,331	6,312	-	56,190
Depreciation and amortization	25,332	1,546	6,984	3,541	37,403
Interest on tuition fees paid in arrears	9,129	414	2,678	-	12,221

2019
Net impairment losses on financial assets	24,044	2,563	5,197	-	31,804
Depreciation and amortization	28,109	2,739	11,017	4,189	46,054
Impairment of non-current assets	-	-	31,431	-	31,431
Interest on tuition fees paid in arrears	5,629	13	936	-	6,578

4.	Fair Value Measurement

As of September 30, 2020, the Group have only Share-based compensation liabilities measured at fair value, in the amount of R$ 34,384, which are classified in Level 3 of the fair value measurement hierarchy given that significant unobservable inputs are used.

There were no transfers between Levels during the nine months period ended in September 30, 2020.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements
September 30, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

The following table presents the changes in level 3 items for the nine months period ended in September 30, 2020, for recurring fair value measurements:

Share-based compensation
Opening balance at December 31, 2019	34,950
Expenses recognized – general and administrative	578
Balance at September 30, 2020	35,528

The Group has assessed that the fair values of financial instruments at amortized cost such as cash and cash equivalents, short-term investments, current trade receivables, trade payables and prepayments from customers approximate their carrying amounts largely due to the short-term maturities of these instruments. Non-current trade receivables, lease liabilities, accounts payable from acquisition of subsidiaries and loans and financing have their carrying amounts adjusted by their respective effective interest rate in order to be presented as close as possible to their fair value.

The following table summarizes the quantitative information about the significant inputs used in level 3 fair value measurements:

Unobservable inputs	Weighted average inputs	Relationship of unobservable inputs with fair value
Net operating revenue growth rate (i)	19.3%	Increased growth rate (+200 basis points (bps)) and lower discount rate (-100 bps) would increase FV by R$ 553; lower growth rate (-200 bps) and higher discount rate (+100 bps) would decrease FV by R$ 548.
Pre-tax discount rate (ii)	13.7%	Increasing/decreasing the growth rate and the discount rate by +/- 50bps and 100 bps, respectively, would change the FV by +R$ 153 / -R$ 305.

(i) The growth rate of net operating revenue is based on the historical growth of the student base and management’s expectations of market development.

(ii) Pre-tax discount rate reflects specific risks relating to the segment and country in which the Group operates.

5.	Cash and cash equivalents and short-term investments

	September 30, 2020	December 31, 2019
Cash and cash equivalents (i)	176,877	2,457
Investment funds (ii)	565,848	72,321
	742,725	74,778

(i) Cash and cash equivalents are comprised of short-term deposits maturing within three months or less, which are subject to an insignificant risk of change in value and readily convertible into a known cash amount.

(ii) Short-term investments correspond to financial investments in Investment Funds, with highly rated financial institutions. As of September 30, 2020, the average interest rate on these Investment Funds is 1.86%, corresponding to 81.66% of CDI (December 31, 2019 – 5.81% – 99.10% of CDI). Despite the fact these investments have high liquidity and have insignificant risk of change in value, they do not qualify as cash equivalents given the nature of investment portfolio and their maturity.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements
September 30, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

6.	Trade receivables

	September 30, 2020	December 31, 2019
Tuition fees	202,328	161,049
FIES and UNIEDU Guaranteed Credits	11,324	7,196
PEP - Special Installment Payment (i)	11,735	8,542
Provision for revenue cancellation	(3,825)	(5,212)
Allowance for expected credit losses on trade receivables	(101,994)	(79,659)
Total trade receivables	119,568	91,916

Current	112,847	88,130
Non-current	6,721	3,786

(i) In 2015, a special private installment payment program (PEP) was introduced to facilitate the entry of students who could not qualify for FIES, due to changes occurred to the program at the time. These receivables bear interests of 1.34% and, given the long term nature of the installments, they have been discounted at an interbank rate of 3.54%.

The aging list of trade receivables is as follows:

	September 30, 2020	December 31, 2019
Receivables falling due	67,537	72,647

Receivables past due
From 1 to 30 days	22,820	22,322
From 31 to 60 days	12,818	15,135
From 61 to 90 days	10,478	13,473
From 91 to 180 days	53,755	27,968
From 181 to 365 days	57,979	25,242
Provision for revenue cancellation	(3,825)	(5,212)
Allowance for estimated credit losses	(101,994)	(79,659)
	119,568	91,916

Cancellations consist of deductions from revenue to adjust it to the extension it is probable that it will not be reversed, generally related to students that have not attended classes and do not recognize the service provided or are dissatisfied with the services being provided. A provision for cancellation is estimated using the expected value method, which considers accumulated experience and is updated at the end of each period for changes in expectations.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements
September 30, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

Changes in the Group’s revenue cancellation provision are as follows:

	September 30, 2020	September 30, 2019
At the beginning of the period	(5,212)	(5,655)
Additions	(4,282)	(10,676)
Write-off	5,669	11,119

At the end of the period	(3,825)	(5,212)

The Group records the allowance for expected credit losses on trade receivables on a monthly basis by analyzing the amounts invoiced in the month, the monthly volume of receivables and the respective outstanding amounts by late payment range, calculating the recovery performance. Under this methodology, the monthly billed amount and each late payment range is assigned a percentage of probability of loss that is accrued for on a recurring basis.

When the delay exceeds 365 days, the receivable is written off. Even for written-off receivables, collection efforts continue, and their receipt is recognized directly in the statement of profit or loss, when incurred, as recovery of losses.

Changes in the Group’s allowance for expected credit losses are as follows:

	September 30, 2020	September 30, 2019
At the beginning of the period	(79,659)	(66,199)
Write-off of uncollectible receivables	39,195	23,731
Reversal	27,013	19,657
Reclassified from held for sale	(5,331)	-
Allowance for expected credit losses	(83,212)	(51,461)

At the end of the period	(101,994)	(74,272)

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

7.	Current and deferred income tax

a)	Reconciliation of income tax in the statement of profit or loss

Income tax differs from the theoretical amount that would have been obtained by using the nominal income tax rates applicable to the income of the Group entities, as follows:

	Nine months period ended September 30,
	2020	2019
Earnings before taxes	46,939	(22,589)
Statutory combined income tax rate - %	34%	34%
Income tax at statutory rates	(15,959)	7,680

Income exempt from taxation - ProUni benefit (i)	13,142	14,213
Unrecognized deferred tax asset on tax losses (ii)	-	(20,054)
Previously unrecognized tax losses used to reduce deferred tax (ii)	6,723	-
Previously unrecognized temporary differences (ii)	11,320	-
Difference on tax rates from offshore companies	(7,851)	-
Non-deductible expenses	(325)	(228)
Other	176	(75)

Total income tax and social contribution	7,226	1,536
Effective tax rate - %	-15%	7%

Current income tax expense	(22,512)	(10,784)
Deferred income tax income	29,738	12,320

(i) The University for All Program - ProUni, establishes, through Law 11,096, dated January 13, 2005, exemption from certain federal taxes for higher education institutions that provide full and partial scholarships to low-income students enrolled in traditional undergraduate and technological undergraduate programs. The Group's higher education companies are included in this program.

(ii) As mentioned in Note 1.2.a, the Group has unused tax loss carryforwards and temporary differences previously unrecognized, that are now expected to be used and realized until 2021. During the nine months period ended September 30, 2020, the Group has already used R$ 4,620 of tax loss carryforwards.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

b)	Current income tax

As of September 30, 2020, the Group has income tax payable of R$ 6,308 as a result of current period taxation. As of December 31, 2019, given higher monthly tax prepayments, the Group presented income tax recoverable of R$ 4,711, which has already been offset against current income tax at the beginning of 2020.

c)	Deferred income tax

	Statement of financial position		Profit or loss
	September 30, 2020	December 31, 2019	September 30, 2020	September 30, 2019
Tax loss carryforward	6,009	-	6,009	-
Intangible assets on business combinations	(20,966)	(24,958)	3,992	3,167
Allowance for expected credit losses	47,688	27,362	20,326	10,813
Share-based compensation	-	-	-	-
Lease contracts	7,030	8,902	(1,872)	(972)
Provision for revenue cancellation	1,300	1,772	(472)	856
Provision for contingencies	1,937	1,225	712	(462)
Other provisions	1,787	744	1,043	(1,082)
Total	44,785	15,047	29,738	12,320

Deferred tax assets	46,652	37,146
Deferred tax liabilities	(1,867)	(24,958)

The above deferred taxes were recorded at the nominal rate of 34%. Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely, however tax loss carryforwards can only be used to offset up to 30% of taxable profit for the year.

8.	Assets and liabilities held for sale

In December 2019, the Group decided to sell its subsidiaries FAC/FAMAT and FAIR, and the UNIASSELVI's undergraduate operation in the campuses Assevim and Famesul. The transaction consists of (i) the sale of the operations from the following campuses located in Brazil in the cities of Brusque and Rio do Sul, as well as all related assets and liabilities, including the "ASSEVIM" and "FAMESUL" trademarks and (ii) the sale of 100% of the shares issued by the entities "FAC/FAMAT" and "FAIR", their campuses and trademarks.

The Group decided to sell these specific assets, that are a portion of the on-campus undergraduate courses segment, in order to raise funds to invest in the distance learning undergraduate courses segment expansion.

In September 2020, the Group understood that the Coronavirus pandemic has changed the market and that to locate a buyer and complete the selling plan that has been initiated on December 2019 is not highly probable within the next three months and so decided to return the assets reclassified to assets held for sale and liabilities as directly associated with assets held for sale back to their original classification as presented below.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

December 31, 2019
Assets classified as held for sale

Trade receivables	7,935
Income taxes recoverable	207
Prepaid expenses	172
Other taxes recoverable	195
Other assets	122
Right-of-use assets	16,090
Property and equipment	11,704
Intangible assets	8

Total of assets disposal group held for sale	36,433

Liabilities directly associated with assets classified as held for sale

Trade payables	979
Lease liabilities	19,210
Taxes payable	181
Labor and social obligations	2,695
Prepayments from customers	112
Provisions for contingencies	107

Total liabilities of disposal group held for sale	23,284

9.	Leases

Set out below, are the carrying amounts of the Group’s right-of-use assets related to buildings used as offices and hubs and lease liabilities and the movements during the period:

	Right-of-use assets	Lease liabilities
As of December 31, 2019	88,534	103,188
New contracts	41,799	41,799
Re-measurement by index (i)	3,109	3,109
Lease modification (ii)	(18,176)	(19,166)
Depreciation expense	(9,527)	-
Reclassification from assets held for sale	16,090	19,210
Accrued interest	-	11,301
Payment of principal	-	(5,863)
Payment of interest	-	(11,301)

As of September 30, 2020	121,829	142,277

Current	-	22,966
Non-current	121,829	119,311

(i) Lease liabilities and right-of-use assets were incremented with respect to variable lease payments that depend on an index or a rate, as a result of annual rental prices contractually adjusted by market inflation index General Market Price Index (Índice Geral de Preços do Mercado), or IGP-M.

(ii) During the nine months period ended September 30, 2020, the Group partially reduced the scope of a lease contract with a corresponding liability in the amount of R$ 1,967, and early terminated other seven lease contracts with a corresponding liability in the amount of R$ 17,199. As a result, a gain of R$ 990 was recognized as Other income (expenses), net, in the statement of profit or loss.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

(iii) The Group has received Covid-19 related rent concessions and has applied the practical expedient introduced by the amendments made to IFRS 16 in May 2020, applied to all qualifying rent concessions. As a result, gains of R$ 1,609 arising from rent concessions were recognized as Other income (expenses), net, in the statement of profit or loss.

The Group has recognized rent expense from short-term leases and low-value assets of R$ 1,561 for the nine months period ended September 30, 2020, mainly represented by leased equipment.

10.	Property and equipment and intangible assets

Changes between December 31, 2019 and September 30, 2020.

	Carrying amount at December 31,2019	Purchase and capitalization	Depreciation and amortization	Reclassification from assets held for sale	Carrying amount at September 30,2020
Leasehold improvements	34,389	14,421	(1,601)	7,293	54,502
Furniture, equipment and facilities	20,173	5,600	(2,530)	3,254	26,497
Other property and equipment	15,471	2,046	(3,388)	1,157	15,286
Property and equipment	70,033	22,067	(7,519)	11,704	96,285

Software	20,044	14,368	(7,075)	8	27,345
Internal project development	19,667	9,943	(5,067)	-	24,543
Other intangible assets	618,459	-	(8,215)	-	610,244
Intangible assets	658,170	24,311	(20,357)	8	662,132

The Group performs its annual impairment test in December and when circumstances indicate that the carrying value may be impaired. The Group’s impairment tests are based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2019.

As of September 30, 2020, there were no indicators of a potential impairment of goodwill. Additionally, there are no significant changes to the assumptions in the annual consolidated financial statements for the year ended December 31, 2019. Also, there has been no evidence that the carrying amounts of property and equipment and finite-life intangible assets exceed their recoverable amounts as of September 30, 2020.

11.	Loans and financing

a) Breakdown

Type	Interest rate	Maturity	June 30, 2020	December 31, 2019
Standby Letter of Credit	CDI + 3.6% p.a.	2021	151,812	-

Current			1,812	-
Non-current			150,000	-

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

b) Variation

Loans and financing
As of December 31, 2019	-
Proceeds from loans and financing (i)	150,000
Accrued interest	4,244
Payment of interest	(2,432)
As of September 30, 2020	151,812

(i) On April 16, 2020, the Company entered into a loan agreement of R$ 150,000, with no financial covenants or guarantees. The loan bears interest at the Brazilian interbank deposit (Certificado de Depósito Interbancário), or CDI rate +3.6% per annum. Interest is repayable in five quarterly installments starting on July 16, 2020 and principal in one installment on October 18, 2021.

12.	Labor and social obligations

	September 30, 2020	December 31, 2019
Salaries payable	8,888	4,235
Social charges payable (i)	11,505	5,906
Accrued vacation	20,662	1,972
Accrual for bonus	2,857	4,668
Other	-	3
Total	43,912	16,784

(i) Comprised of contributions to Social Security (“INSS”) and to Government Severance Indemnity Fund for Employees (“FGTS”) as well as withholding income tax (“IRRF”) on salaries. As described in Note 1.2.a, social charges that became due during the second quarter of 2020 were postponed for the end of the year as per government measures of tax relief during the Covid-19 pandemic.

13.	Accounts payable from acquisition of subsidiaries

On February 28, 2016, the Company completed the acquisition of 100% of Uniasselvi, FAC and FAIR. The payable amount regarding this acquisition is R$ 395,887 at September 30, 2020 (December 31, 2019 - R$ 379,540). Interest in the amount of R$ 16,347 were accrued during the nine months period ended September 30,2020.

14.	Equity

a)	Share capital

As of September 30, 2020, the Company’s share capital is represented by 23,058,053 common shares with par value of US$ 0.00005 each.

In September 2020, the Company did a reverse stock split reducing its capital from 522,315 thousand shares to 17,058 thousand shares. Additionally, the Company issued 6,000 thousand common shares through the public offering. Both transactions are described in Note 1.1.

b)	Capital reserve

Capital reserve includes additional paid in capital amounts related to the difference between the subscription price that shareholders paid for the common shares and their nominal value.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

15.	Earnings per share

15.1.	Basic

Basic earnings per share is calculated by dividing the net income attributable to the holders of Company’s common shares by the weighted average number of common shares held by stockholders during the period.

The following table contains the earnings (loss) per share of the Group for the three and nine months period ended in September 30, 2020 and 2019 (in thousands except per share amounts):

	Three months period ended in September 30,		Nine months period ended in September 30,
Basic earnings per share	2020	2019	2020	2019
Net income (loss) attributable to the shareholders of the Company	1,780	4,041	54,165	(21,053)
Weighted average number of outstanding common shares (thousands)	23,058	23,058	23,058	23,058

Basic earnings (loss) per common share (R$)	0.08	0.18	2.35	(0.91)

15.2.	Diluted

As of September 30, 2020, the Group had outstanding and unexercised options to purchase 506 thousand common shares, which are included in the diluted earnings per share calculation.

	Three months period ended in September 30,		Nine months period ended in September 30,
Diluted earnings per share	2020	2019	2020	2019
Net income (loss) attributable to the shareholders of the Company	1,780	4,041	54,165	(21,053)
Weighted average number of outstanding common shares (thousands)	23,564	23,564	23,564	23,058

Diluted earnings (loss) per common share (R$)	0.08	0.17	2.30	(0.91)

The number of common shares outstanding was retrospectively adjusted due to the issuance of new shares as a result of the IPO and the corporate reorganization, described in Note 1.1.

16.	Share-based compensation

Members of the Company’s management participate in Vitru Brazil share-based compensation plan (VB plan). As a result of Vitru’s IPO, the VB plan migrated to the Company. The Company recognized the new instruments granted as replacement instruments for the cancelled instruments.

The amount of options granted by the Company was reduced from 22,218 thousand in the VB plan to 715 thousand as a result of the reverse split of the corporate reorganization described in Note 1. The valuation of the instruments and the provision for the cash settlement have not changed.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

17.	Related parties

The Company holds quotas of investments funds managed by Vinci Partners, an insurance policy issued by Austral Seguradora S/A and uses the services of the lawyer firm Kloch Advocacia. All the companies are indirect related parties.

	Statement of financial		Profit or loss
	position		Three months period ended		Nine months period ended
	September 30,	December 31,	September 30,		September 30,
	2020	2019	2020	2019	2020	2019
FI Vinci Renda Fixa Credito Privado

Short-term investments	39,102	37,607
Financial income			82	568	717	1,672

Austral Seguradora S/A

Prepaid expenses	532	8
General and administrative expenses			(75)	(1)	(226)	(2)

Kloch Advocacia

General and administrative expenses			(54)	(54)	(162)	(160)

18.	Revenue

	Three months period ended September 30,		Nine months period ended September 30,
	2020	2019	2020	2019
Gross revenue	162,449	143,732	491,005	440,747
(-) Cancellation	(701)	(5,323)	(4,282)	(10,676)
(-) Discounts	(7,620)	(5,073)	(18,804)	(14,233)
(-) ProUni scholarships (i)	(23,982)	(20,208)	(72,497)	(60,755)
(-) Taxes and contributions on revenue	(4,004)	(3,719)	(12,630)	(11,214)

Net revenue	126,142	109,409	382,792	343,869

Timing of revenue recognition
Transferred over time	125,364	109,207	381,765	342,258
Transferred at a point in time (ii)	778	202	1,030	1,611

Net revenue	126,142	109,409	382,792	343,869

(i) Scholarships granted by the federal government to students under the ProUni program are based on a fixed percentage approved by the government upon each student’s request and deducted from tuition gross revenue during the entire duration of such students' undergraduate studies (regardless of the tuition fee set out in the service contract) and as long as the students continue to comply with the scholarship requirements imposed by the government for each semester during the undergraduate course. The Group recognizes the economic benefits from the ProUni scholarships as tax deductions, as applicable, following the policies described in Note 6.

(ii) Revenue recognized at a point in time relates to revenue from student fees and certain education-related activities.

All the Group`s revenues from contracts with customers arise in Brazil.

In the three and nine months periods ended September 30, 2020, the amounts billed to students for the portion to be transferred to the hub partner, in respect to the joint operation, are R$ 39,368 and R$ 112,793 respectively (2019 - R$ 28,106 and R$ 83,702). As of September 30, 2020, the balance payable to the hub partner is R$ 9,910 (December 31, 2019 - R$ 6,697).

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

19.	Costs and expenses by nature

	Three months period ended September 30,		Nine months period ended September 30,
	2020	2019	2020	2019
Payroll (i)	53,012	52,036	144,398	146,379
Sales and marketing	13,307	9,920	52,441	38,650
Depreciation and amortization (ii)	13,346	15,552	37,404	46,055
Material	2,692	4,585	9,207	14,639
Consulting and advisory services	4,012	3,127	9,736	8,540
Maintenance	1,923	1,696	6,098	4,654
Utilities, cleaning and security	1,531	1,650	4,381	5,196
Contingencies	1,809	887	3,879	3,097
Leases	(241)	678	1,561	2,684
Taxes	341	499	1,354	1,262
Impairment losses	-	-	-	31,431
Other expenses	2,148	1,424	3,859	3,628
Total	93,880	92,054	274,318	306,215

Costs of services	50,319	56,248	156,355	161,400
General and administrative expenses	26,036	16,328	50,391	77,579
Selling expenses	17,525	19,478	67,572	67,236
Total	93,880	92,054	274,318	306,215

(i) Payroll expenses include for the three and nine months periods ended September 30, 2020 R$ 51,868 and R$ 143,824 respectively (2019 – R$ 51,351 and R$ 142,581) related to salaries, bonuses, short-term benefits, related social charges and other employee related expenses, and R$ 1,144 and R$ 574 (2019 – R$ 685 and R$ 3,798) related to share-based compensation.

(ii) From the total depreciation and amortization, R$ 22,885 (2019 – R$ 17,963) relates to Cost of services, R$ 11,265 (2019 – R$ 9,442) relates to General and administrative expenses and R$ 3,254 (2019 - R$ 18,650) relates to Selling expenses.

20.	Other income (expenses), net

	Three months period ended September 30,		Nine months period ended September 30,
	2020	2019	2020	2019
Deductible donations	(75)	(75)	(225)	(225)
Contractual indemnities	(20)	(275)	(20)	(648)
Modification of lease contracts	981	-	2,506	-
Other revenues	430	184	750	371
Other expenses	(453)	(543)	(475)	(651)
Total	863	(709)	2,536	(1,153)

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2020 and 2019.

(In thousands of Brazilian Reais, except as otherwise indicated)

21.	Financial results

	Three months period ended September 30,		Nine months period ended September 30,
	2020	2019	2020	2019
Financial income
Interest on tuition fees paid in arrears	4,983	2,657	12,221	6,578
Financial investment yield	763	3,051	2,599	8,500
Foreign exchange gain	12,978	-	12,978	-
Other	273	126	734	184
Total	18,997	5,834	28,532	15,262

Financial expenses
Interest on accounts payable from acquisition of subsidiaries	(8,122)	(8,211)	(16,347)	(31,089)
Interest on lease	(3,735)	(3,066)	(11,301)	(9,132)
Interest on loans and financing	(2,237)	-	(4,244)	-
Foreign exchange loss	(373)	-	(373)	-
Other	(1,168)	(1,362)	(4,149)	(2,327)
Total	(15,635)	(12,639)	(36,414)	(42,548)

Financial results	3,362	(6,805)	(7,882)	(27,286)

22.	Other disclosures on cash flows

Non-cash transactions

In the nine months period ended September 30, 2020:

•	The amount of R$ 41,779 (2019 - R$ 26,309), regarding additions on right-of-use assets, was also added in the lease liabilities line item.

•	The amount of R$ 2,570 (2019 – R$ 1,039), regarding provision for contingencies of responsibility of the sellers of subsidiaries acquired in prior years, was reversed to the indemnification assets line item in non-current assets.

***